Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF

SHAREHOLDERS AND AVAILABILITY OF INVESTOR

MATERIALS

An Annual and Special Meeting of Shareholders of Brookfield Corporation (“BN”) will be held on Thursday, July 16, 2026 at 10:30 a.m. (Toronto time) in a virtual meeting format via live audio webcast at: https://meetings.lumiconnect.com/400-646-230-201, to:

1.	receive the consolidated financial statements of BN for the fiscal year ended December 31, 2025, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders as set out in our Management Information Circular dated June 5, 2026 (the “Circular”);

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration;

4.	consider and, if thought advisable, pass an advisory resolution on BN’s approach to executive compensation;

5.	consider, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated May 29, 2026, and, if thought advisable, pass a resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix B to the separate joint circular supplement (the “Transaction Supplement”) attached as Appendix B to the Circular, with or without variation, approving a transaction (the “Transaction”) designed to simplify our corporate structure by combining the businesses of BN and Brookfield Wealth Solutions Ltd. (“BWS”) under a single publicly traded company, Brookfield Corporation Ltd. (“New BN”), as more particularly described in the Transaction Supplement;

6.	if the Transaction Resolution is passed, consider and, if deemed advisable, pass with or without variation, an ordinary resolution the full text of which is set forth in Appendix D to the Transaction Supplement, approving a stock option plan for New BN, as more particularly described in the Transaction Supplement;

7.	if the Transaction Resolution is passed, consider and, if deemed advisable, pass with or without variation, an ordinary resolution the full text of which is set forth in Appendix E to the Transaction Supplement, approving an escrowed stock plan for New BN, as more particularly described in the Transaction Supplement;

8.	if the Transaction Resolution is passed, consider and, if deemed advisable, pass with or without variation, an ordinary resolution the full text of which is set forth in Appendix F to the Transaction Supplement, approving an escrowed stock plan for an affiliate of New BN, as more particularly described in the Transaction Supplement; and

9.	if the Transaction Resolution is passed, consider and, if deemed advisable, pass with or without variation, an ordinary resolution the full text of which is set forth in Appendix G to the Transaction Supplement, approving a stock option plan for an affiliate of New BN, as more particularly described in the Transaction Supplement.

We will consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format as a means to afford equal opportunity to all shareholders to take part in the meeting. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: https://meetings.lumiconnect.com/400-646-230-201, entering your control number and password “brookfield2026” (case sensitive). See “Q&A on Voting” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a shareholder of BN at the close of business on May 29, 2026. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of the Circular.

We are posting electronic versions of the Circular and our 2025 Annual Report together with a letter of transmittal and election form in respect of the Transaction (collectively, the “investor materials”) on our website for shareholder review and download – a process known as “Notice and Access”. Electronic copies of the investor materials may be accessed at https://bn.brookfield.com under “News & Events — Events” and at www.sedarplus.ca and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of any investor materials, please contact us at 1-866-989-0311 or bn.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. (Toronto time) on June 30, 2026. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Holders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. (Toronto time) on Tuesday, July 14, 2026. You can cast your proxy vote in the following ways:

•	On the Internet at www.meeting-vote.com;

•	Fax your signed proxy to (416) 607-7964;

•	Mail your signed proxy using the business reply envelope accompanying your proxy;

•	Scan and send your signed proxy to proxyvote@tmx.com; or

•	Call by telephone at 1-888-489-7352.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form. You may also vote by telephone or on the Internet prior to the meeting by following the instructions on the voting instruction form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Tuesday, July 14, 2026.

By Order of the Board

“Swati Mandava”

Swati Mandava Corporate Secretary June 5, 2026